SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Guardant Health, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

40131M109
(CUSIP Number)

SB Investment Advisers (UK) Limited
69 Grosvenor St
Mayfair, London W1K 3JW
Attn: Brian Wheeler

Copy to:

Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1	NAMES OF REPORTING PERSONS
SVF Bluebird (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,037,960 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,037,960 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,037,960 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Consists of 14,037,960 shares held directly by SVF Bluebird (Cayman) Limited, which reflects the sales of shares described in Item 4 of this Amendment No. 3.

(2)          Calculation based on 94,579,349 shares of common stock, par value $0.00001 per share of Guardant Health, Inc. (the "Common Stock") outstanding as of April 30, 2020, as reported in Guardant Health's (the "Company") Quarterly Report on Form 10-Q (the “First Quarter 10-Q”) filed with the Securities and Exchange Commission (“SEC”) on May 7, 2020. SVF Bluebird (Cayman) Limited beneficially owns 14.2% of the shares of Common Stock outstanding as of June 8, 2020 (based on (i) 94,579,349 shares of Common Stock, as reported in the First Quarter 10-Q, plus (ii) 4,312,500  shares of Common Stock issued by the Company on June 4, 2020 (as described in Item 4 of this Amendment No. 3)).

1	NAMES OF REPORTING PERSONS
SVF Enterprise (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,037,960 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,037,960 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,037,960 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Consists of 14,037,960 shares held directly by SVF Bluebird (Cayman) Limited. SVF Bluebird (Cayman) Limited is a subsidiary of SVF Enterprise (Cayman) Limited. The number of shares reported as beneficially owned reflects the sales of shares described in Item 4 of this Amendment No. 3.

(2)          Calculation based on 94,579,349 shares of Common Stock outstanding as of April 30, 2020, as reported in the First Quarter 10-Q filed with the SEC on May 7, 2020. SVF Enterprise (Cayman) Limited may be deemed to beneficially own 14.2% of the shares of Common Stock outstanding as of June 8, 2020 (based on (i) 94,579,349 shares of Common Stock, as reported in the First Quarter 10-Q, plus (ii) 4,312,500  shares of Common Stock issued by the Company on June 4, 2020 (as described in Item 4 of this Amendment No. 3)).

1	NAMES OF REPORTING PERSONS
SVF Endurance (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,037,960 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,037,960 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,037,960 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Consists of 14,037,960 shares held directly by SVF Bluebird (Cayman) Limited. SVF Bluebird (Cayman) Limited is a subsidiary of SVF Enterprise (Cayman) Limited. SVF Enterprise (Cayman) Limited is a subsidiary of SVF Endurance (Cayman) Limited. The number of shares reported as beneficially owned reflects the sales of shares described in Item 4 of this Amendment No. 3.

(2)          Calculation based on 94,579,349 shares of Common Stock outstanding as of April 30, 2020, as reported in the First Quarter 10-Q filed with the SEC on May 7, 2020. SVF Endurance (Cayman) Limited may be deemed to beneficially own 14.2% of the shares of Common Stock outstanding as of June 8, 2020 (based on (i) 94,579,349 shares of Common Stock, as reported in the First Quarter 10-Q, plus (ii) 4,312,500  shares of Common Stock issued by the Company on June 4, 2020 (as described in Item 4 of this Amendment No. 3)).

1	NAMES OF REPORTING PERSONS
SoftBank Vision Fund (AIV M1) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,037,960 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,037,960 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,037,960 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Consists of 14,037,960 shares held directly by SVF Bluebird (Cayman) Limited. SVF Bluebird (Cayman) Limited is a subsidiary of SVF Enterprise (Cayman) Limited. SVF Enterprise (Cayman) Limited is a subsidiary of SVF Endurance (Cayman) Limited and SVF Endurance (Cayman) Limited is a subsidiary of SoftBank Vision Fund (AIV M1) L.P.

(2)          Calculation based on 94,579,349 shares of Common Stock outstanding as of April 30, 2020, as reported in the First Quarter 10-Q filed with the SEC on May 7, 2020.  SoftBank Vision Fund (AIV M1) L.P. may be deemed to beneficially own 14.2% of the shares of Common Stock outstanding as of June 8, 2020 (based on (i) 94,579,349 shares of Common Stock, as reported in the First Quarter 10-Q, plus (ii) 4,312,500  shares of Common Stock issued by the Company on June 4, 2020 (as described in Item 4 of this Amendment No. 3)).

1	NAMES OF REPORTING PERSONS
SB Investment Advisers (UK) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,037,960 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,037,960 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,037,960 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Consists of 14,037,960 shares held directly by SVF Bluebird (Cayman) Limited. SVF Bluebird (Cayman) Limited is a subsidiary of SVF Enterprise (Cayman) Limited. SVF Enterprise (Cayman) Limited is a wholly-owned subsidiary of SVF Endurance (Cayman) Limited and SVF Endurance (Cayman) Limited is a wholly-owned subsidiary of SoftBank Vision Fund (AIV M1) L.P. SB Investment Advisers (UK) Limited has been appointed as alternative investment fund manager, or AIFM, of SoftBank Vision Fund (AIV M1) L.P. and is exclusively responsible for managing SoftBank Vision Fund (AIV M1) L.P. in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund (AIV M1) L.P., SB Investment Advisers (UK) Limited is exclusively responsible for making all decisions relating to the acquisition, structuring, financing and disposal of SoftBank Vision Fund (AIV M1) L.P.’s investments. The number of shares reported as beneficially owned reflects the sales of shares described in Item 4 of this Amendment No. 3.

(2)          Calculation based on 94,579,349 shares of Common Stock outstanding as of April 30, 2020, as reported in the First Quarter 10-Q filed with the SEC on May 7, 2020.  SB Investment Advisers (UK) Limited may be deemed to beneficially own 14.2% of the shares of Common Stock outstanding as of June 8, 2020 (based on (i) 94,579,349 shares of Common Stock, as reported in the First Quarter 10-Q, plus (ii) 4,312,500  shares of Common Stock issued by the Company on June 4, 2020 (as described in Item 4 of this Amendment No. 3)).

Introductory Note:

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2019, as amended by the Amendment No. 1  thereto filed with the SEC on July 15, 2019 and Amendment No. 2 thereto filed with the SEC on September 16, 2019 (the “Original Schedule 13D”) , and is filed by SVF Bluebird (Cayman) Limited (“SVF Bluebird”), SVF Enterprise (Cayman) Limited (“SVF Enterprise”), SVF Endurance (Cayman) Limited (“SVF Endurance”), SoftBank Vision Fund (AIV M1) L.P (“AIV M1”). and SB Investment Advisers (UK) Limited (“SBIA UK”, together with SVF Bluebird, SVF Enterprise, SVF Endurance and AIV M1, the “Reporting Persons”) with respect to the common stock, $0.00001 par value per share (the “Common Stock”), of Guardant Health, Inc. (the “Issuer” or the “Company”).

This Amendment No. 3 is being filed to amend Items 4, 5, 6 and 7 as follows.

This Amendment No. 3 is filed jointly by the undersigned Reporting Persons. All disclosure for items contained in Original Schedule 13D is incorporated herein by reference, subject to the amended and additional information provided for such item in this Amendment No. 3. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On June 8, 2020, SVF Bluebird consummated the sale of an aggregate of 8,912,500 shares of Common Stock at $83.16 per share in a registered public offering to the underwriter (the “Offering”). In the Offering, the Issuer consummated a sale of an aggregate 4,312,500 shares of Common Stock.

In connection with the Offering, SVF Bluebird entered into a 180-day “lock-up” agreement with the underwriter, dated June 1, 2020 (the “Lock-up Agreement”).

The information set forth under Item 6 of this Amendment No. 3 is incorporated herein by reference.

The description of the Lock-up Agreement as described in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, which included in this Statement as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Amount Beneficially Owned:

i.	SVF Bluebird: 14,037,960*

ii.	SVF Enterprise: 14,037,960*

iii.	SVF Endurance: 14,037,960*

iv.	AIV M1: 14,037,960*

v.	SBIA UK: 14,037,960*

 Percent of Class:

i.	SVF Bluebird: 14.2**

ii.	SVF Enterprise: 14.2**

iii.	SVF Endurance: 14.2**

iv.	AIV M1: 14.2**

v.	SBIA UK: 14.2**

(b)  Number of shares as to which each such person has:

i.	Sole power to vote or to direct the vote:

◾	SVF Bluebird: None

◾	SVF Enterprise: None

◾	SVF Endurance: None

◾	AIV M1: None

◾	SBIA UK: None

ii.	Shared power to vote or direct the vote:

◾	SVF Bluebird: 14,037,960*

◾	SVF Enterprise: 14,037,960*

◾	SVF Endurance: 14,037,960*

◾	AIV M1: 14,037,960*

◾	SBIA UK: 14,037,960*

iii.	Sole power to dispose or direct the disposition of:

◾	SVF Bluebird: 14,037,960*

◾	SVF Enterprise: 14,037,960*

◾	SVF Endurance: 14,037,960*

◾	AIV M1: 14,037,960*

◾	SBIA UK: 14,037,960*

* Consists of 14,037,960 shares directly held by SVF Bluebird. SVF Bluebird is a subsidiary of SVF Enterprise. SVF Enterprise is a subsidiary of SVF Endurance. SVF Endurance is a wholly-owned subsidiary of AIV M1. SBIA UK has been appointed as alternative investment fund manager, or AIFM, of AIV M1, and is exclusively responsible for managing AIV M1 in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of AIV M1, SBIA UK is exclusively responsible for making all decisions related to acquisition, structuring, financing and disposal of AIV M1’s investments. The shares of Common Stock reported as beneficially owned by the Reporting Persons as set forth above, do not include a total of 8,912,500 shares of Common Stock sold by SVF Bluebird in the Offering described above in Item 4.

** Calculated based upon 94,579,349 shares of Common Stock, as reported in the Issuer’s Quarterly Report for the quarter ended March 31, 2020 plus (ii) 4,312,500  shares of Common Stock issued by the Company on June 4, 2020 (as described in Item 4 of this Amendment No. 3).

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule I to the Schedule 13D beneficially owns any shares of Common Stock as June 8, 2020.

(c)  To the best knowledge of the Reporting Persons, and except as described in Item 4 of this Amendment No. 3, none of the Reporting Persons and none of (i) SVF GP (Jersey) Limited, (ii) any of SBIA UK’s Executive Officers and Directors, nor (iii) the Cayman Directors, has effected any transactions in the Common Stock during the past 60 days.

 (d)  No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with respect to the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following information:

The information set forth under Item 4 of this Amendment No. 3 is incorporated herein by reference.

On June 1, 2020, in connection with Offering, SVF Bluebird and the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC (the “Underwriter”). Pursuant to the Underwriting Agreement, SVF Bluebird agreed to sell 7,750,000 shares of Common Stock to the Underwriter at a price of $83.16 per share.  In addition, the Issuer and SVF Bluebird granted the Underwriter an option to purchase an aggregate of up to an additional 1,725,000  shares of Common Stock (of which 562,500 were offered by the Issuer and 1,162,500 were offered by SVF Bluebird), which option was fully exercised by the Underwriter.

The description of the Underwriting Agreement as set forth in this Item 6 does not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement, which is included in this Statement as Exhibit 99.3 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement.*

Exhibit 99.2	Lock-up Agreement, dated as of June 1, 2020, by and among SVF Bluebird and the Underwriter.*

Exhibit 99.3
Underwriting Agreement, dated as of May 26, 2020, by and among Sanofi, Aventisub, the Underwriters and the Issuer (Incorporated by reference to exhibit 1.1 to the Company’s Current Report on Form 8-K, filed June 4, 2020).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2020

SVF BLUEBIRD (CAYMAN) LIMITED

	By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF ENTERPRISE (CAYMAN) LIMITED

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF ENDURANCE (CAYMAN) LIMITED

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SOFTBANK VISION FUND (AIV M1) L.P.

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel of SB Investment Advisers (UK)
Limited, Manager of SoftBank Vision Fund (AIV M1) L.P.

SB INVESTMENT ADVISERS (UK) LIMITED

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel